September 10, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arthur Sandel and Kayla Roberts

Re:	Volkswagen Auto Loan Enhanced Trust 2018-2 (“Trust”)
Form 10-K for Fiscal Year Ended December 31, 2019
Filed March 30, 2020
File No. 333-205992-02

Dear Mr. Sandel and Ms. Roberts:

On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated August 26, 2020 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) to the Trust, we are submitting this response letter. For your convenience, an electronic copy of this letter is being delivered to you.

The Depositor’s response to the Comment Letter is set forth below. For ease of reference, the Staff’s comment has been repeated below in bold.

Exhibit 33.1

1. We note that in its Report on Assessment of Compliance with Applicable Servicing Criteria filed as Exhibit 33.1, VW Credit, Inc. identified a material instance of noncompliance with respect to Item 1122(d)(2)(i) of Regulation AB. The body of your Form 10-K, however, does not provide the disclosure required by Item 1122(c) of Regulation AB and states that the “Servicer complied in all material respects with the servicing criteria applicable to it.” Please revise your report on Form 10-K to include the disclosure required by Item 1122(c) regarding this material instance of noncompliance. Please also confirm to us that, if any party’s report on assessment of compliance with servicing criteria required under Item 1122 identifies any material instance of noncompliance with the servicing criteria in future filings for this and any other transactions for which you act as servicer, you will provide the disclosure required by Item 1122(c) in the body of your Form 10-K regarding such material instance of noncompliance.

Response:

The Trust will revise its report on Form 10-K to include the disclosure required by Item 1122(c). The Depositor also confirms if any party’s report on assessment of compliance with servicing criteria required under Item 1122 identifies any material instance of noncompliance with the servicing criteria in future filings for this and any other transactions for which it’s affiliate act as servicer, the Depositor will provide the disclosure required by Item 1122(c) in the body of the Form 10-K regarding such material instance of noncompliance. The Depositor agrees to make these revisions and confirmations with respect to Volkswagen Auto Loan Enhanced Trust 2018-1, Volkswagen Auto Loan Enhanced Trust 2018-2 or the Trust and Volkswagen Auto Loan Enhanced Trust 2019-1.

Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

*************

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373, or Amanda Baker, at (212) 506-2544. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Kevin McDonald, Esq.